Microsemi Corporation

2381 Morse Avenue

Irvine, California 92614

(949) 221-7100

July 28, 2010

Mr. Jay Mumford

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Microsemi Corporation (“Registrant” or “Company”)

        Form 10-K for the Fiscal Year Ended September 27, 2009

        Filed November 24, 2009

        File No. 000-08866

Dear Mr. Mumford:

Microsemi Corporation, a Delaware corporation, provides the following responses to the Staff’s comments dated July 27, 2010, for which we thank you.

Form 10-K for the fiscal year ended September 27, 2009

Item 11. Executive Compensation, Page 97

1.	We note your response to prior comment 2 and your proposed revised disclosure. Please revise your proposed disclosure to ensure it addresses the following disclosure requirements:

•

Item 402(b)(1)(vi) of Regulation S-K regarding how each compensation element and the registrant’s decisions regarding that element fit into the registrant’s overall compensation objectives and affects decisions regarding other elements. For example, how did this compensation decision affect Mr. Peterson’s other compensation? We note in your response letter date May 20, 2010 you stated that:

•	these penalties were “not a factor in the decisions of the Compensation Committee in granting Mr. Peterson any other forms of compensation”;

•	“the Compensation Committee did not make any determination as to the [bonus] amount that might have been awarded Mr. Peterson”; and

•

“In making its decisions as to Mr. Peterson’s base salary and equity awards for fiscal 2009, the Compensation Committee did not take into account the penalties imposed under the January 2009 agreement.”

If true, please discuss the above points in your revised disclosure.

As requested by the Staff, in the amendment to our Form 10-K for the fiscal year ended September 27, 2009, we will supplement our revised disclosure to discuss the above points, as follows (the entire revised disclosure is provided for the Staff’s convenience):

In December 2008, a public allegation was made relating to Mr. Peterson’s academic credentials. In response to the allegation, the Board of Directors, through the Governance and Nominating Committee, initiated an inquiry into the matter. As disclosed by the Company in a Form 8-K filed with the Securities and Exchange Commission on January 29, 2009, on that date the Governance and Nominating Committee and the Board of Directors completed their review and concluded that there were inaccuracies in Mr. Peterson’s academic credentials. The Board of Directors determined, in its business judgment, that it was appropriate in light of its conclusion to assess financial penalties against Mr. Peterson, of which he accepted, as follows: (a) he would forego his cash bonus award for fiscal 2009, (b) he would pay $100,000 to the Company, and (c) as reflected in footnotes (5) and (6) to the “Outstanding Equity Awards at Fiscal Year-End—Fiscal 2009” table below, each of the remaining vesting dates of Mr. Peterson’s unvested restricted common stock awards was extended by an additional one year. On January 29, 2009, Mr. Peterson held restricted common stock awards covering an aggregate of 323,000 shares of Company common stock that were then scheduled to vest as to 50,000 shares on October 1, 2009, 75,000 shares on October 1, 2010, and 66,000 shares on each of September 29, 2009, September 29, 2010, and September 29, 2011. The effect of the extension of the remaining vesting dates of Mr. Peterson’s restricted common stock awards was that, after giving effect to the extension, 50,000 shares subject to these awards are scheduled to vest on October 1, 2010, 75,000 shares on October 1, 2011, and 66,000 shares on each of September 29, 2010, September 29, 2011, and September 29, 2012.

The financial penalties described above were not in any way a factor in the decisions of the Compensation Committee in granting Mr. Peterson any other forms of compensation. The Compensation Committee did not take into account the financial penalties imposed in making its decisions as to Mr. Peterson’s base salary and equity awards for either fiscal 2009 or fiscal 2010. As the financial penalties were assessed in January 2009 and the Compensation Committee did not finalize bonuses until after the fiscal year ended in September 2009, the Compensation Committee did not discuss nor make any determination as to a bonus for him for that year. In addition, the Compensation Committee did not at any time make any determination as to the bonus amount that might have been awarded to Mr. Peterson absent the financial penalties.

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MICROSEMI CORPORATION

/s/ John W. Hohener
John W. Hohener
Executive Vice President,
Chief Financial Officer,
Treasurer and Secretary